September 14, 2016

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Telecom Corporation Limited
Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2015 (File No. 001-31517)

Dear Mr. Spirgel:

China Telecom Corporation Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 7, 2016, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2016. On behalf of the Company, I wish to thank you and other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days or inform the SEC staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the comments, and is in the process of preparing a response to these comments. The Company, however, believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 7, 2016, given that there is a public holiday period in Beijing for Mid-Autumn Festival from September 15th (Thursday) to 17th (Saturday) and there are time constraints on our internal finance and legal personnel to gather information and prepare the responses. The Company thus respectfully requests to extend the response period to September 30, 2016. The Company would be grateful if the staff could accommodate this request.

Mr. Larry Spirgel	-2-

Thank you again for your time. Please feel free to contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.cn with any questions you may have.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Inessa Kessman
Terry French
Daniel Leslie
(Securities and Exchange Commission)

Jian Liang
Fei Xu
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)